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                    November 4, 2022

       David Allen
       Chief Financial Officer
       Iconic Brands, Inc.
       44 Seabro Avenue
       Amityville, NY 11701

                                                        Re: Iconic Brands, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed June 15, 2022
                                                            File No. 000-53162

       Dear David Allen:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Manufacturing